Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
(Loss) Income before provision for income taxes	$(122,861)	$(163,676)	$(305,624)	$123,709	$314,780
Interest incurred	48,782	66,748	76,497	80,173	73,208
Less interest capitalized	(12,880)	(42,308)	(76,497)	(80,173)	(73,208)
Amortization of capitalized interest included in cost of sales	17,978	37,907	57,241	54,356	55,748
Non-cash impairment charge	45,269	141,207	231,120	39,895	4,600
Gain on retirement of debt	(78,144)	(54,044)	—	—	—
Cash distributions of income from unconsolidated joint ventures	—	816	—	2,599	2,708
Less equity in loss (income) of unconsolidated joint ventures	420	3,877	(304)	(3,242)	(4,301)

(Loss) Earnings	$(101,436)	$(9,473)	$(17,567)	$217,317	$373,535

Interest incurred
Interest incurred	$48,782	$66,748	$76,497	$80,173	$73,208

Fixed Charges	$48,782	$66,748	$76,497	$80,173	$73,208

Ratio of (Loss) Earnings to Fixed Charges	(2.08x )	(0.14x )	(0.23x )	2.71x	5.10x